FINANCIAL STATEMENTS BULLETIN

1 JANUARY–31 DECEMBER 2017

Lemminkäinen

Lemminkäinen Financial statements bulletin
1 January – 31 December 2017

October‒December 2017 (10‒12/2016)

•	Order inflow was EUR 283.5 million (212.5).
•	Order book at the end of the period amounted to EUR 1,305.6 million (1,265.2).
•	Net sales totalled EUR 515.1 million (477.3).
•	Operating profit amounted to EUR 10.1 million (35.0), or 2.0% (7.3) of net sales.
•	Adjusted operating profit[1] amounted to EUR 10.8 million (12.3), or 2.1% (2.6) of net sales.
•	Profit for the period was EUR -9.0 million (22.9).
•	Earnings per share were -0.41 EUR (0.83).
•
The write-downs of deferred tax assets in Norway and Sweden increased the tax expense in the income statement in October-December EUR 12.5 million. The write-downs weakened the profit for the accounting period and earnings per share.

•	Cash flow from operating activities totalled EUR -20.4 million (38.5).
•	Equity ratio was 39.9% (39.5) and gearing 40.0% (24.3) at the end of the review period.
•	Interest-bearing net debt at the end of the review period was EUR 127.9 million (81.1).
•	After the reporting period, the merger of Lemminkäinen Corporation and YIT Corporation is completed on 1 February 2018.

January‒December 2017 (1‒12/2016)

•	Order inflow was EUR 1,212.5 million (1,347.2).
•	Net sales totalled EUR 1,847.2 million (1,682.7).
•	Operating profit amounted to EUR 41.8 million (67.6), or 2.3% (4.0) of net sales.
•	Adjusted operating profit[1] amounted to EUR 46.6 million (45.1), or 2.5% (2.7) of net sales.
•	Profit for the period was EUR 6.4 million (38.0).
•	Earnings per share were EUR 0.17 (1.27).
•
The write-downs of deferred tax assets in Norway and Sweden increased the tax expense in the income statement in January-December EUR 10.2 million. The write-downs weakened the profit for the accounting period and earnings per share.

•	Cash flow from operating activities totalled EUR -13.6 million (131.7).
•
The merger of Lemminkäinen Corporation into YIT Corporation is implemented on 1 February 2018, whereby Lemminkäinen merges into YIT and Lemminkäinen Corporation ceases to exist. Due to the merger, the Board of Directors proposes that no dividend is distributed for the financial year that ended on 31 December 2017.

1 Operating profit is adjusted by material items affecting comparability outside ordinary course of business such as transaction costs related to the planned combination as well as costs, compensations and reimbursements related to the court proceedings and write-downs related to non-core businesses. The operating profit adjustments in January-December 2017 were transaction costs EUR 3.4 million (0.0) and costs, compensations and reimbursements related to the court proceedings EUR 1.4 million (-27.4) as well as write-downs related to non-core businesses EUR 0.0 million (4.9).

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Profit guidance for 2018

Lemminkäinen Corporation and YIT Corporation merge on 1 February 2018. Therefore Lemminkäinen Corporation will not give any forward-looking statements.

3/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Key figures, IFRS		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Net sales	M€	515.1	477.3	37.8	1,847.2	1,682.7	164.5
Paving	M€	161.2	150.1	11.1	656.4	648.5	7.9
Infra projects	M€	135.3	117.9	17.4	475.4	426.2	49.2
Building construction, Finland	M€	197.5	196.0	1.5	655.1	581.2	73.9
Russian operations	M€	29.7	15.2	14.5	93.0	54.5	38.5
Other operations and Group eliminations	M€	-8.6	-1.9	-6.7	-32.8	-27.7	-5.1
Operating profit	M€	10.1	35.0	-24.9	41.8	67.6	-25.8
Paving	M€	-5.0	-0.1	-4.9	3.3	20.8	-17.5
Infra projects	M€	4.8	4.9	-0.1	7.5	12.5	-5.0
Building construction, Finland	M€	11.5	10.7	0.8	36.7	17.2	19.5
Russian operations	M€	-1.0	-4.4	3.4	-0.8	-3.8	3.0
Other operations	M€	-0.2	23.9	-24.1	-5.0	20.9	-25.9
Operating margin	%	2.0	7.3		2.3	4.0
Paving	%	-3.1	0.0		0.5	3.2
Infra projects	%	3.5	4.2		1.6	2.9
Building construction, Finland	%	5.8	5.4		5.6	3.0
Russian operations	%	-3.4	-29.2		-0.8	-7.0
Pre-tax profit	M€	6.1	30.2	-24.1	25.7	49.2	-23.5
Profit for the period	M€	-9.0	22.9	-31.9	6.4	38.0	-31.6
Earnings per share for the period, basic		€-0.41	0.83	-1.24	0.17	1.27	-1.10
Earnings per share for the period, diluted		€-0.41	0.82	-1.23	0.17	1.26	-1.09
Cash flow from operating activities	M€	-20.4	38.5	-58.9	-13.6	131.7	-145.3

Key figures, IFRS		31 Dec 2017	31 Dec 2016	Change 12/17 vs 12/16	30 Sep 2017	Change 12/17 vs 9/17
Order book	M€	1,305.6	1,265.2	40.4	1,454.8	-149.2
Operating capital	M€	442.7	388.2	54.5	404.5	38.2
Balance sheet total	M€	926.8	968.0	-41.2	1,037.0	-110.2
Interest-bearing net debt	M€	127.9	81.1	46.8	104.5	23.4
Equity ratio 1)%		39.9	39.5		36.7
Gearing 2)%		40.0	24.3		31.6
Return on capital employed, rolling 12 months	%	8.1	11.3		12.4
1)	Equity ratio, if hybrid bonds were treated as debt: 12/2017: 35.6% and 12/2016: 35.4%.
2)	Gearing, if hybrid bonds were treated as debt: 12/2017: 57.2% and 12/2016: 38.8%.

4/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Briefing

Lemminkäinen Corporation and YIT Corporation merge on 1 February 2018. Therefore Lemminkäinen’s Financial statements bulletin 2017 will be presented in YIT’s news conference.

YIT will arrange a news conference on Thursday, February 1, 2018 at 11:00 a.m. Finnish time (EET, at 9:00 a.m. GMT) at YIT’s head office, Panuntie 11, 00620 Helsinki, Finland. The event is in English and targeted for analysts, portfolio managers and the media.

The news conference and presentation by the President and CEO of YIT Corporation Kari Kauniskangas can also be followed through a live webcast at www.yitgroup.com/webcast. The live webcast starts at 11:00 a.m. (EET) and a recording of the webcast will be available at approximately 1:00 P.M. (EET) at the same address.

The news conference can be participated also through a conference call. Conference call participants are requested to dial in at least five minutes prior to the start of the conference, at 10:55 A.M. (EET). Conference call numbers are:

•	Participants from Finland +358 (0)9 7479 0361

•	Participants from UK and outside of Nordic countries +44 (0)330 336 9105

•	Participants from Sweden +46 (0)8 5033 6574

•	Participants from Norway +47 2100 2610

The participants will be asked to provide the following confirmation code: 5413651

During the webcast and conference call, all questions should be presented in English. At the end of the event, the media has the opportunity to ask questions also in Finnish. Questions can be also posted via the chat feature of the live webcast.

Financial reporting in 2018

In 2018, financial reports are published as follows:

1 February 2018	Financial statements bulletin 2017
Week 8	Annual report 2017
Week 12	Financial statements 1 January – 31 January 2018

LEMMINKÄINEN CORPORATION
Corporate Communications

Additional information:

Ilkka Salonen, CFO, tel. +358 2071 53304

5/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Major events during the reporting period

Merger of Lemminkäinen and YIT

Lemminkäinen Corporation and YIT Corporation announced on 19 June 2017 the plan to combine the two companies.
•	Through the combination, a platform for the growth into one of the leading urban developers in the Northern European construction market is created.
•
The combination will create significant value for the shareholders of the combined company through decreased sensitivity to economic cycles and improved competitiveness providing a strong platform for growth. The combination of Lemminkäinen and YIT will form a balanced business portfolio of Housing, Business Premises, Infrastructure and Partnership Properties (a new business area as of 1 January 2018).

•
The combination is implemented as a statutory absorption merger whereby Lemminkäinen merges into YIT, Lemminkäinen’s shareholders receive YIT shares as merger consideration and Lemminkäinen ceases to exist. Lemminkäinen’s shareholders receive as merger consideration 3.6146 new shares in YIT for each share in Lemminkäinen owned by them, corresponding to an ownership in the combined company post-completion of 60% for YIT shareholders and 40% for Lemminkäinen shareholders.

The Finnish Financial Supervisory Authority approved the merger prospectus concerning the merger of Lemminkäinen and YIT on 24 August 2017 and granted an exemption from the obligation to publish a listing prospectus. Lemminkäinen published the merger prospectus on its website on 25 August 2017 and a Stock Exchange release on the supplement to the merger prospectus on 7 September 2017.

The Extraordinary General Meetings of Lemminkäinen and YIT held on 12 September 2017 approved the merger. Lemminkäinen published the notice to the General Meeting as a Stock Exchange release on 27 July 2017 and Stock Exchange releases on resolutions passed at the Extraordinary General Meetings on 12 September 2017.

PEAB AB was the only shareholder who voted against the merger of Lemminkäinen and YIT and demanded redemption of its shares at the Extraordinary General Meeting of Lemminkäinen on 12 September 2017. On 9 October 2017, PEAB announced that it had divested its entire holding in Lemminkäinen Corporation. As a result of the divestment, the redemption claim concerning the shares presented by PEAB at the General Meeting of Lemminkäinen became void and in connection with the combination of the companies, the entire merger consideration is given as YIT shares.

The Finnish Competition and Consumer Authority approved the merger of Lemminkäinen and YIT on 26 January 2018. Already earlier, the competition authorities of Russia, Slovakia, Estonia and Lithuania had approved the merger and the merger did not require authority permits in other countries. The Boards of Directors of both companies approved the completion of the merger on 31 January 2018 and the merger has been notified in the Finnish Trade Register so that the merger is completed on 1 February 2018.

6/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Group performance

Net sales

Net sales by segment		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Paving	M€	161.2	150.1	11.1	656.4	648.5	7.9
Infra projects	M€	135.3	117.9	17.4	475.4	426.2	49.2
Building construction, Finland	M€	197.5	196.0	1.5	655.1	581.2	73.9
Russian operations	M€	29.7	15.2	14.5	93.0	54.5	38.5
Other operations and Group eliminations	M€	-8.6	-1.9	-6.7	-32.8	-27.7	-5.1
Group, total	M€	515.1	477.3	37.8	1,847.2	1,682.7	164.5

Net sales by country		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Finland	M€	340.2	330.1	10.1	1,215.7	1,133.0	82.7
Scandinavia	M€	99.9	100.6	-0.7	388.9	376.5	12.4
Russia	M€	29.7	15.2	14.5	93.0	54.5	38.5
Baltic countries	M€	45.3	31.3	14.0	149.6	117.5	32.1
Other countries	M€					1.2	-1.2
Group, total	M€	515.1	477.3	37.8	1,847.2	1,682.7	164.5

October-December 2017 (10-12/2016)

The Group’s net sales totalled EUR 515.1 million (477.3). Changes in currency exchange rates had a negative impact of EUR 2.0 million compared to the year-earlier period.

In Paving, net sales grew due to higher volumes in Paving Finland. In Infra projects, net sales increased year-on-year due to higher volumes in the Baltic countries. In Building construction, Finland, the growth in net sales was driven by higher volumes in residential development outside the capital region. In Russian operations, volumes grew in building construction.

January–December 2017 (1-12/2016)

The Group’s net sales totalled EUR 1,847.2 million (1,682.7). Changes in currency exchange rates had a positive impact of EUR 7.4 million compared to the year-earlier period.

In Paving, net sales increased due to higher volumes in Paving Finland. In Infra projects, net sales increased year-on-year due to higher volumes in Sweden and the Baltic countries. In Building construction, Finland, net sales grew due to higher volumes in both non-residential construction and residential development. In Russian operations, volumes grew mainly in building construction.

7/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Operating profit

Operating profit by segment		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Paving	M€	-5.0	-0.1	-4.9	3.3	20.8	-17.5
Infra projects	M€	4.8	4.9	-0.1	7.5	12.5	-5.0
Building construction, Finland	M€	11.5	10.7	0.8	36.7	17.2	19.5
Russian operations	M€	-1.0	-4.4	3.4	-0.8	-3.8	3.0
Business segments, total	M€	10.3	11.1	-0.8	46.7	46.7	0.0
Other operations	M€	-0.2	23.9	-24.1	-5.0	20.9	-25.9
Group, total	M€	10.1	35.0	-24.9	41.8	67.6	-25.8

Operating margin by segment		10-12/2017	10-12/2016	1-12/2017	1-12/2016
Paving	%	-3.1	0.0	0.5	3.2
Infra projects	%	3.5	4.2	1.6	2.9
Building construction, Finland	%	5.8	5.4	5.6	3.0
Russian operations	%	-3.4	-29.2	-0.8	-7.0
Group, total	%	2.0	7.3	2.3	4.0

October-December 2017 (10-12/2016)

The Group’s operating profit was EUR 10.1 million (35.0). The operating margin was 2.0% (7.3). Changes in currency exchange rates had an impact of EUR 0.0 (+0.7) million compared to the year-earlier period.

In Paving, operating profit decreased despite the good performance in Finland due to poor profitability in Scandinavia caused by the weak operative performance as well as by intense price competition. The company has continued measures to improve its competitiveness in Sweden and Norway. In Infra projects, the operating profit remained approximately on the same level as in the comparison period. Operating profit improved in Building Construction, Finland, due to both higher volumes and better margins in residential development. Plot sales and write-downs of plot inventory had a positive net impact of approximately EUR 7 million in total on the segment’s operating profit. In Russian operations, operating profit was EUR -1.0 million (-4.4).

The operating profit for other operations includes EUR 0.7 million transaction costs related to the planned combination of Lemminkäinen and YIT and costs, compensations and reimbursements related to court proceedings EUR 0.1 million.

The Group’s adjusted operating profit was EUR 10.8 million (12.3). The adjusted operating margin was 2.1% (2.6) of net sales.

January–December 2017 (1-12/2016)

The Group’s operating profit was EUR 41.8 million (67.6). The operating margin was 2.3% (4.0). Changes in currency exchange rates had a positive impact of EUR 0.1 million compared to the year-earlier period.

In Paving, operating profit was impacted by delayed paving season start and by poor profitability in Scandinavia caused by the weak operative performance as well as by intense price competition. In Infra projects, operating profit decreased year-on-year mainly due to weaker margins in individual projects. In Building construction, Finland, operating profit improved mostly due to higher volumes and margin improvements in residential development. In Russian operations, operating profit was EUR -0.8 (-3.8). At the end of the year, the company had 1 unsold completed unit (6) in Russia.

8/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

The operating profit for other operations includes EUR 1.4 million costs, compensations and reimbursements related to court proceedings and EUR 3.4 million transaction costs related to the planned combination of Lemminkäinen and YIT.

The Group’s adjusted operating profit was EUR 46.6 million (45.1).The adjusted operating margin was 2.5% (2.7) of net sales.

Order book

Order book and order inflow
		Order book at the end of the period			Order inflow during the period
		31 Dec 2017	31 Dec 2016	Change	10-12/ 2017	10-12/ 2016	Change	1-12/ 2017	1-12/ 2016	Change
Paving	M€	175.4	193.7	-18.3	71.6	46.9	24.7	483.7	442.1	41.6
Infra projects	M€	271.2	271.6	-0.4	65.1	59.0	6.1	243.0	342.2	-99.2
Building construction, Finland	M€	794.9	698.2	96.7	134.5	94.2	40.3	466.7	422.1	44.6
Russian operations	M€	64.1	101.7	-37.6	12.3	12.3	0.0	19.1	140.9	-121.8
Group, total	M€	1,305.6	1,265.2	40.4	283.5	212.5	71.0	1,212.5	1,347.2	-134.7
- of which unsold	M€	88.9	105.7	-16.8

At the end of the year, the Group’s order book stood at EUR 1,305.6 million (1,265.2). The October-December order inflow amounted to EUR 283.5 million (212.5) and the January-December order inflow was EUR 1,212.5 million (1,347.2).

In Paving, order inflow increased year-on-year. In Infra projects, new orders include an agreement for the rock engineering work in Henriksdal wastewater treatment plant in Stockholm, Sweden, and an agreement for building a new parking facility in Skellefteå, Northern Sweden. Additionally, Lemminkäinen was selected to build the Blominmäki wastewater treatment plant in Espoo, Finland. This project of EUR 206 million is not yet included in the order flow or the order book. In Building construction, Finland, order inflow includes 8 new residential development projects as well as a contract on building the Hiltulanlahti School in Kuopio, in Eastern Finland, using the PPP model. Additionally, Lemminkäinen is part of a project group selected to design and construct a new building of Vaasa Central Hospital through a project alliance contract with the Vaasa Hospital District in Finland. This project is not included in the order flow or the order book. Russian operations’ order inflow includes a contract on the construction of the second phase of a business premise in St. Petersburg as well as new orders for paving.

9/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Balance sheet, financing and cash flow

Balance sheet and financing		31 Dec 2017	31 Dec 2016	Change 12/17 vs 12/16	30 Sep 2017	Change 12/17 vs 9/17
Key figures, balance sheet
Equity ratio1)%		39.9	39.5		36.7
Gearing2)%		40.0	24.3		31.6
Return on capital employed, rolling 12 months	%	8.1	11.3		12.4
Capital employed	M€	505.2	546.2	-41.0	522.5	-17.3
Operating capital	M€	442.7	388.2	54.5	404.5	38.2
Net working capital	M€	257.3	187.8	69.5	213.0	44.3
Financial position and liquidity
Interest-bearing debt	M€	185.8	212.5	-26.7	192.2	-6.4
- of which long-term liabilities	M€	114.6	119.6	-5.0	116.6	-2.0
- of which short-term liabilities	M€	71.2	92.9	-21.7	75.6	-4.4
Liquid funds	M€	57.9	131.4	-73.5	87.7	-29.8
Interest-bearing net debt	M€	127.9	81.1	46.8	104.5	23.4
Available committed credit limits	M€	200.0	185.0	15.0	200.0	0.0
Available overdraft limits	M€	12.4	12.4	0.0	12.5	-0.1
1) Equity ratio, if hybrid bonds were treated as debt: 12/2017: 35.6% and 12/2016: 35.4%.
2) Gearing, if hybrid bonds were treated as debt: 12/2017: 57.2% and 12/2016: 38.8%.

On 31 December 2017, the balance sheet total was EUR 926.8 million (968.0), of which shareholders’ equity accounted for EUR 319.3 million (333.7). Shareholders’ equity includes EUR 34.8 million (34.8) hybrid bond. The company is entitled to redeem the remaining nominal amount of EUR 35.2 million hybrid bond earliest in March 2018.

The Group’s operating capital on 31 December 2017 amounted to EUR 442.7 million (388.2). At the end of the year, net working capital stood at EUR 257.3 million (187.8). Working capital grew from comparison period especially in Infra projects and Russian operations.

Interest-bearing debt at the end of the year amounted to EUR 185.8 million (212.5) and interest-bearing net debt totalled EUR 127.9 million (81.1). Long-term interest-bearing debt accounted for 61.7% (56.3) of the loan portfolio at the end of the period. Liquid funds totalled EUR 57.9 million (131.4). Of the company’s interest-bearing debt, EUR 99.4 million (99.7) comprises bonds, EUR 61.7 million (80.7) borrowings of housing and commercial property companies included in inventory, EUR 24.4 million (31.0) finance lease liabilities and EUR 0.4 million (1.1) other financial liabilities. No commercial papers were outstanding at the end of 2017 or at the end of 2016.

In the third quarter, the noteholders’ meeting approved the changes to the terms and conditions of Lemminkäinen’s EUR 100,000,000 senior unsecured notes. The changes become effective at the completion of the merger of Lemminkäinen and YIT on 1 February 2018.

In March 2017, Lemminkäinen signed a new EUR 200 million committed revolving credit facility. The facility will mature during the first quarter in 2020 with options for two one-year extensions. Simultaneously, the company cancelled its EUR 185 million committed revolving credit facility that would have matured during the first quarter in 2018. At the end of the year, the company had available committed revolving credit facilities worth EUR 200.0 million (185.0) and overdraft limits worth EUR 12.4 million (12.4). Of the loan portfolio, 64% (66) was at a fixed interest rate.

10/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Net finance costs amounted to EUR 4.0 million (4.8) in October–December and EUR 16.0 million (18.4) in January–December. The interest expenses of the hybrid bond are not recorded under finance costs in the income statement; instead, their impact can be seen in earnings per share and equity.

Cash flow from operating activities amounted to EUR -20.4 million (38.5) in October–December and EUR -13.6 million (131.7) in January–December. Cash flow from operating activities declined due to changes in net working capital, especially in Infra projects and Russian operations.

In the fourth quarter 2017, the company wrote down deferred tax assets in Norway and Sweden to the extent that the company has taxable temporary differences. The write-downs increased the tax expense in the income statement in October-December EUR 12.5 million and January-December EUR 10.2 million. The write-downs weakened the profit for the accounting period and earnings per share.

Business segments

Paving

Operating environment

The state investments in paving remained stable in Finland. In Sweden, the market was solid and in Norway state investments increased. In Denmark, price competition remained intense.

Key figures for Paving		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Net sales	M€	161.2	150.1	11.1	656.4	648.5	7.9
Operating profit	M€	-5.0	-0.1	-4.9	3.3	20.8	-17.5
% of net sales	%	-3.1	0.0		0.5	3.2
Order inflow	M€	71.6	46.9	24.7	483.7	442.1	41.6
Order book1)	M€	175.4	193.7	-18.3	175.4	193.7	-18.3
Operating capital1)	M€	181.3	189.0	-7.7	181.3	189.0	-7.7
1) at the end of the period

October-December 2017 (10-12/2016)

Net sales in October-December totalled EUR 161.2 million (150.1) of which 53% (48) from Finland and 47% (52) from Scandinavia. Net sales grew due to higher volumes in Paving Finland. The operating profit was EUR -5.0 million (-0.1). Operating profit decreased despite the good performance in Finland due to poor profitability in Scandinavia caused by the weak operative performance as well as by intense price competition. The company has continued measures to improve its competitiveness in Sweden and Norway.

The order inflow in October-December amounted to EUR 71.6 million (46.9). At the end of the quarter, the order book stood at EUR 175.4 million (193.7).

January-December 2017 (1-12/2016)

Net sales in January–December totalled EUR 656.4 million (648.5) of which 53% (52) from Finland and 47% (48) from Scandinavia. Net sales increased due to higher volumes in Paving Finland. The operating profit was EUR 3.3 million (20.8). Operating profit was impacted by delayed paving season start and by poor profitability in Scandinavia caused by the weak operative performance as well as by intense price competition.

11/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

At the end of the year, operating capital stood at EUR 181.3 million (189.0).

The total quantity of sold and paved asphalt in January-December amounted to 6.8 million tonnes (6.9).

Infra projects

Operating environment

Urbanisation, industrial investments and investments in energy and transport infrastructure increased demand for complex infrastructure construction. Especially in Sweden and Norway, the market was strong and there are several major projects ongoing or planned. In Finland, construction was supported by major infrastructure construction projects in urban growth centres and the growth in the overall construction market. In the Baltic countries, the market has continued to grow.

Key figures for Infra projects		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Net sales	M€	135.3	117.9	17.4	475.4	426.2	49.2
Operating profit	M€	4.8	4.9	-0.1	7.5	12.5	-5.0
% of net sales	%	3.5	4.2		1.6	2.9
Order inflow	M€	65.1	59.0	6.1	243.0	342.2	-99.2
Order book1)	M€	271.2	271.6	-0.4	271.2	271.6	-0.4
Operating capital1)	M€	71.1	30.3	40.8	71.1	30.3	40.8
1) at the end of the period

October-December 2017 (10-12/2016)

Net sales in October–December totalled EUR 135.3 million (117.9) of which 48% (53) from Finland, 18% (20) from Scandinavia and 34% (27) from the Baltic countries. Net sales increased year-on-year due to higher volumes in the Baltic countries. The operating profit EUR 4.8 million remained on approximately the same level as in the comparison period (4.9).

The order inflow in October–December amounted to EUR 65.1 million (59.0). New orders include an agreement for the rock engineering work in Henriksdal wastewater treatment plant in Stockholm, Sweden, and an agreement for building a new parking facility in Skellefteå, Northern Sweden. Additionally, Lemminkäinen was selected to build the Blominmäki wastewater treatment plant in Espoo, Finland. This project of EUR 206 million is not yet included in the order flow or the order book. At the end of the quarter, the order book stood at EUR 271.2 million (271.6).

January-December 2017 (1-12/2016)

Net sales in January–December totalled EUR 475.4 million (426.2) of which 50% (57) from Finland, 18% (15) from Scandinavia and 32% (28) from the Baltic countries. Net sales increased year-on-year due to higher volumes in Sweden and the Baltic countries. The operating profit was EUR 7.5 million (12.5). The operating profit decreased year-on-year mainly due to weaker margins in individual projects. At the end of the year, operating capital stood at EUR 71.1 million (30.3). Operating capital increased due to the increase in net working capital.

12/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Building construction, Finland

Operating environment

The overall market situation in building construction was strong. Residential construction continued to be brisk, still focusing on small apartments in urban growth centres. Both consumer and investor activity have remained relatively stable. Individual large projects and public sector works maintained demand for non-residential construction.

Key figures for Building construction, Finland		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Net sales	M€	197.5	196.0	1.5	655.1	581.2	73.9
Operating profit	M€	11.5	10.7	0.8	36.7	17.2	19.5
% of net sales	%	5.8	5.4		5.6	3.0
Order inflow	M€	134.5	94.2	40.3	466.7	422.1	44.6
Order book1)	M€	794.9	698.2	96.7	794.9	698.2	96.7
Operating capital1)	M€	217.8	215.8	2.0	217.8	215.8	2.0
1) at the end of the period

October-December 2017 (10-12/2016)

Net sales in October–December totalled EUR 197.5 million (196.0). The operating profit was EUR 11.5 million (10.7). The growth in net sales was driven by higher volumes in residential development outside the capital region. Operating profit improved due to higher volumes and better margins in residential development. Plot sales and write-downs of plot inventory had a positive net impact of approximately EUR 7 million in total on the segment’s operating profit. A total of
6 (7) residential development projects were completed during the quarter, totalling 323 units (300).

The order inflow in October–December was EUR 134.5 million (94.2) including 8 new residential development projects as well as a contract on building the Hiltulanlahti school in Kuopio, in Eastern Finland, using the PPP model. Additionally, Lemminkäinen is part of a project group selected to design and construct a new building of Vaasa Central Hospital through a project alliance contract with the Vaasa Hospital District in Finland. This project is not included in the order flow or the order book. At the end of the quarter, the order book stood at EUR 794.9 million (698.2).

January-December 2017 (1-12/2016)

Net sales in January–December totalled EUR 655.1 million (581.2). The operating profit was EUR 36.7 million (17.2). Net sales grew due to higher volumes in both non-residential construction and residential development. Sales of residential development units were strong, 1,343 units in 2017 (1,002). Operating profit improved mostly due to higher volumes and margin improvements in residential development.

At the end of the year, the number of unsold completed units was 112 (185). The operating capital remained relatively stable and stood at EUR 217.8 million (215.8) at the end of the year.

13/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Lemminkäinen’s residential production (development projects and negotiated contracting)		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Started	units	485	401	84	1,621	1,106	515
- of which development projects	units	443	401	42	1,387	871	516
Completed	units	478	577	-99	1,341	1,042	299
- of which development projects	units	323	300	23	870	664	206
Sold	units	439	379	60	1,565	1,234	331
- of which development projects	units	403	379	24	1,343	1,002	341
Sales to investors	%	13	12		15	31
Under construction 1)	units	1,729	1,482	247	1,729	1,482	247
- of which unsold 1)	units	543	433	110	543	433	110
Unsold completed 1)	units	112	185	-73	112	185	-73
Land bank, balance sheet value 1)	M€	110.6	94.0	16.6	110.6	94.0	16.6
Started in competitive contracting	units	39	0	39	286	312	-26
1) at the end of the period

Russian operations

Operating environment

In Russia, economic growth is at a low level. In negotiated contracting in building construction, reliability of the contractor remains a competitive advantage. Construction and repair projects on major roads maintained demand for paving.

Key figures for Russian operations		10-12/2017	10-12/2016	Change	1-12/2017	1-12/2016	Change
Net sales	M€	29.7	15.2	14.5	93.0	54.5	38.5
Operating profit	M€	-1.0	-4.4	3.4	-0.8	-3.8	3.0
% of net sales	%	-3.4	-29.2		-0.8	-7.0
Order inflow	M€	12.3	12.3	0.0	19.1	140.9	-121.8
Order book1)	M€	64.1	101.7	-37.6	64.1	101.7	-37.6
Operating capital1)	M€	44.9	23.7	21.2	44.9	23.7	21.2
1) at the end of the period

October-December 2017 (10-12/2016)

Net sales in October–December totalled EUR 29.7 million (15.2). Volumes grew in building construction. The operating profit was EUR -1.0 million (-4.4).

Changes in currency exchange rates had a positive impact of EUR 1.0 million on net sales and a negative impact of
EUR 0.2 million on the operating profit.

The order inflow in October–December was EUR 12.3 million (12.3). Order inflow includes a contract on the construction of the second phase of a business premise in St. Petersburg as well as new orders for paving.

At the end of the quarter, the order book stood at EUR 64.1 million (101.7).

14/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

January–December 2017 (1-12/2016)

Net sales in January–December totalled EUR 93.0 million (54.5). Volumes grew mainly in building construction. The operating profit was EUR -0.8 million (-3.8). Reaching the financial targets after the strategy change in 2015 will still take some time.

Changes in currency exchange rates had a positive impact of EUR 10.3 million on net sales and a negative impact of
EUR 0.1 million on the operating profit.

At the end of the year, the company had 1 unsold completed unit in Russia (2). The operating capital stood at
EUR 44.9 million (23.7).

Investments

Gross investments in 2017 amounted to EUR 24.8 million (20.8), representing 1.3% (1.2) of the company’s net sales. Investments were mainly replacement investments of property, plant and equipment in Paving.

Personnel

At the end of the year, Lemminkäinen employed 4,632 people (4,244), an increase of 388 people year-on-year. Roughly half of the personnel is employed in Finland. The number of personnel increased the most in Russian operations due to the increase of building construction business volumes. In Infra projects the organisation has been gradually strengthened to support the segment’s growth ambitions. Of the personnel at the end of the year, 2,005 (1,947) were white-collar workers and 2,627 (2,297) were blue-collar workers.

Personnel by business segment		31 Dec 2017	31 Dec 2016	Change 12/17 vs 12/16	30 Sep 2017	Change 12/17 vs 9/17
Paving	persons	1,400	1,412	-12	2,299	-899
Infra projects	persons	1,298	1,212	86	1,455	-157
Building construction, Finland	persons	1,041	1,048	-7	1,056	-15
Russian operations	persons	769	425	344	877	-108
Parent company and others	persons	124	147	-23	129	-5
Group, total	persons	4,632	4,244	388	5,816	-1,184

Personnel by country		31 Dec 2017	31 Dec 2016	Change 12/17 vs 12/16	30 Sep 2017	Change 12/17 vs 9/17
Finland	persons	2,301	2,349	-48	2,985	-684
Sweden, Norway, Denmark	persons	833	829	4	1,074	-241
Baltic countries	persons	726	632	94	878	-152
Russia	persons	769	425	344	877	-108
Other countries	persons	3	9	-6	2	1
Group, total	persons	4,632	4,244	388	5,816	-1,184

15/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Changes in Lemminkäinen’s Executive Team

Heikki Vuorenmaa was appointed Executive Vice President, Paving and a member of the Executive Team of Lemminkäinen Group as of 21 September 2017. Former Executive Team member and EVP, Paving, Robert Blumberg left the company and his position on 21 September 2017.

Sari Inkilä, EVP, Strategy and Development, left the company and her position on 1 November 2017, whereafter Jan Gustafsson, EVP, HR, has been responsible for strategy and development at Lemminkäinen.

Occupational safety and environment

Lemminkäinen’s long-term occupational safety target is zero lost-time accidents. The company’s goal for occupational safety measures is to create a safe working environment for all employees and subcontractors. Lemminkäinen is committed to the shared occupational safety principles of the Confederation of Finnish Construction Industries RT (CFCI), which aim to accelerate the construction industry’s progress towards the Zero accidents target. In May 2017, Lemminkäinen organized the Safety Week in all its counties of operation. During the Safety Week, the members of the management visited worksites and discussed topical occupational safety themes. Additionally, in September, the Paving segment organized a safety campaign in its countries of operation in order to emphasize the importance of safety also during the autumn season in asphalt production.

Lemminkäinen monitors monthly the lost time accident rate and makes action plans accordingly. The company also monitors the lost time accident rate for subcontractors. In 2017, Lemminkäinen’s lost time accident rate for own personnel was 7.0 (8.6) (accidents resulting in an absence of more than one day / million working hours). Despite the positive development of the lost time accident rate during the year, unfortunately three fatal accidents took place in Lemminkäinen’s operations in Russia. Two of these were fatal accidents of Lemminkäinen’s employees in the Paving segment and one of Lemminkäinen’s subcontractor in Building Construction. Action plans have been made to prevent similar kinds of accidents in the future, and the follow-up of these actions will continue in 2018.

At the beginning of 2017, the company’s safety experts initiated three Lean Six Sigma projects focusing on occupational safety, aiming to develop the safety performance and reporting in Lemminkäinen. The projects will continue in 2018. In May, Lemminkäinen organized the InfraHack event, during which innovations for construction were generated. Occupational safety was one of the topics for innovations. Lemminkäinen initiated a pilot project based on an InfraHack innovation that supports occupational safety. Occupational safety communications and a continuous safety-related dialogue are key elements in safe working practices. During 2017, Lemminkäinen developed the information flow of accidents and near-miss cases between its countries of operation and unified the occupational safety terminology as part of continuous improvement.

The long-term environmental targets of Lemminkäinen are to improve the company’s energy efficiency and increase material efficiency and recycling. Most of Lemminkäinen’s environmental footprint comes from the production processes of paving and mineral aggregates. Lemminkäinen minimises the environmental impact of its operations for example by developing production technology and process efficiency, for instance in machine usage. In the Finnish business segments, Lemminkäinen is committed to a 7.5% decrease in the company’s energy consumption from the 2014 level by 2025 in accordance with the voluntary Energy Efficiency Agreement for Industries. In 2017, the company continued to develop and harmonise the monitoring of energy consumption of its operations.

Lemminkäinen aspires to increase the material efficiency and recycling in its operations.The re-use of old asphalt reduces CO2 emissions and enhances the company’s material efficiency. Lemminkäinen’s target is that 25% of the raw materials used in asphalt production is reclaimed asphalt by 2025. In 2017, 14% (15) of raw materials used was reclaimed asphalt. Surplus soils and construction waste are generated in our construction projects. Primarily we avoid generating waste. For generated waste Lemminkäinen seeks to find recycling or reuse solutions. Landfill as an end use solution is used only when recycling or reuse is not technically or economically possible. The company monitors the waste utilization rate and waste sorting of its building construction sites.

16/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

In 2017, Lemminkäinen trained its personnel in occupational safety and environmental matters. The company actively participates in working groups, which develop the industry legislation, ways of working and best available technology. During 2017, Lemminkäinen continued to share the best practices on occupational safety and environmental matters and develop international cooperation.

Energy consumption
Consumption of direct energy sources, GWh
Diesel	165.4
Light fuel oil	152.0
Heavy fuel oil	133.6
Shale oil	22.9
Bio oil	5.8
Natural gas	190.3
Liquefied petroleum gas (LPG)	65.1
Liquefied natural gas (LNG)	17.8
Petrol	4.3
Total	757.2

Consumption of indirect energy sources, GWh
Electricity	81.9
District heating	6.2
Total	88.1

Total energy consumption, GWh	845.3
Includes energy consumption within Lemminkäinen’s own operations.

Research and development

In 2017, Lemminkäinen’s research and development activities focused on the improvement of production technology and energy efficiency as well as operational efficiency. In addition, the company carried out activities to establish development portfolio management processes and agile development methods. Lemminkäinen also arranged an innovation challenge, Lemminkäinen InfraHack, to support its steps towards more digitalised infrastructure construction business. The Group has a paving industry laboratory in all of its operating countries focusing on paving research and development. The Central Laboratory is located in Finland. In 2017, the Group’s research and development expenditure accounted for approximately 0.3% (0.2) of net sales.

Shares and shareholders

The company has one share class. Each share carries one vote at a general meeting of shareholders and entitles an equal right to dividend. Lemminkäinen’s share capital was EUR 34,042,500 and the total number of shares was 23,219,900 at the end of the review period.

17/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Trading with shares

On 31 December 2017, the market capitalisation of Lemminkäinen’s shares stood at EUR 530.7 million (473.3). The price of Lemminkäinen Corporation’s share on the Nasdaq Helsinki Ltd was EUR 20.40 (13.79) on 1 January 2017 and 22.87 EUR (20.40) on 31 December 2017. In addition to on the Nasdaq Helsinki Ltd, Lemminkäinen’s share is also traded on alternative markets. The total trading volume during January–December 2017 was 6,371,409 shares (2,770,162), of which alternative markets accounted for 7% (4). (Source: Fidessa Fragmentation Index, http://fragmentation.fidessa.com).

Shareholders

On 31 December 2017, the company had 3,928 shareholders (4,191). Nominee-registered and non-Finnish shareholders held 8.2% (13.6) of all Lemminkäinen Corporation shares and voting rights.

Shareholder agreements

The company is not aware of any agreements between shareholders that would have a significant bearing on the use of ownership rights or voting behaviour at general meetings of shareholders.

Flagging notifications

On 9 October 2017, the holding of Peab AB (publ) in Lemminkäinen decreased to 0 shares, corresponding to 0.00 per cent of Lemminkäinen’s shares and voting rights, and on the same date, the holding of Onvest Sijoitus Oy in Lemminkäinen increased to 2,458,447 shares, corresponding to 10.59 per cent of Lemminkäinen’s shares and voting rights.

Treasury shares

On 13 March 2017, Lemminkäinen announced a directed share issue of treasury shares related to Lemminkäinen Corporation’s performance share plan for 2013-2015. In this share issue, in total 1,687 shares held by the company were conveyed.

On 31 December 2017, Lemminkäinen held 15,000 of its own shares, which accounted for 0.06% of all shares.

Resolutions of the AGM and administration

On 28 March 2017, Lemminkäinen Corporation’s Annual General Meeting adopted the company’s annual accounts and consolidated financial statements for 2016 and granted the members of the Board of Directors and the President and CEO discharge from liability.

Payment of dividend

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to pay a dividend of EUR 0.66 per share, i.e. EUR 15,325,134.00 in total. The dividend was paid on 6 April 2017.

Authorisation to repurchase the company’s own shares

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to authorise the Board of Directors to resolve on the repurchase of the company’s own shares, in one or several instalments, using the unrestricted shareholders’ equity of the company. The authorisation covers a maximum of 2,321,990 own shares, which corresponds to 10 per cent of all the current shares of the company, however taking into account the provisions of the Finnish Limited Liability Companies Act on the maximum amount of own shares in the possession of the company or its subsidiaries.

18/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

The Board of Directors may resolve to repurchase shares in another proportion than that of existing shareholdings of the shareholders. The shares shall be purchased in public trading at the prevailing market price. The purchases shall be carried out on Nasdaq Helsinki Ltd in accordance with its rules and regulations.

The authorisation also includes the right of the Board of Directors to resolve on all other terms and conditions of the repurchase of the shares. The authorisation remains effective for a period of 18 months from the resolution of the General Meeting. The previous authorisation granted to the Board of Directors regarding repurchase of own shares expired simultaneously.

Authorisation of the Board of Directors to resolve on a share issue and an issue of special rights

The General Meeting resolved, in accordance with the Board of Directors’ proposal, to authorise the Board of Directors to resolve on a share issue and/or an issue of special rights entitling to shares referred to in Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or several instalments, either against payment or without payment. The number of shares to be issued, including the shares to be received based on special rights, shall not exceed 4,643,980 shares. The maximum number corresponds to 20 per cent of all the current shares of the company. The Board of Directors may resolve to issue either new shares or own shares possibly held by the company.

The authorisation entitles the Board of Directors to resolve on all terms and conditions of the share issue and the issue of special rights entitling to shares, including the right to derogate from the pre-emptive right of the shareholders. The authorisation may be used for the financing or execution of any acquisitions or other business arrangements, to strengthen the balance sheet and financial position of the company or for other purposes as determined by the Board of Directors. The authorisation remains effective for a period of 18 months from the resolution of General Meeting. The previous authorisation regarding a share issue and an issue of special rights expired simultaneously.

Board membership and election of the auditor

The General Meeting confirmed the number of members of the Board of Directors as eight. Berndt Brunow, Noora Forstén, Finn Johnsson, Juhani Mäkinen, Kristina Pentti-von Walzel, Heikki Räty and Heppu Pentti were re-elected as members of the Board and Harri-Pekka Kaukonen as a new member of the Board. Authorised Public Accountants PricewaterhouseCoopers Oy was re-elected to serve as the company’s auditor.

Constitutive meeting of the Board of Directors

Lemminkäinen Corporation’s Board of Directors held its organizing meeting on 28 March 2017. The Board re-elected Berndt Brunow as the Chairman and Juhani Mäkinen as the Vice Chairman of the Board. The Board of Directors elected from among its members Heikki Räty to serve as the Chairman of the Audit Committee, with Juhani Mäkinen and Kristina Pentti-von Walzel serving as members. Berndt Brunow was elected to serve as the Chairman of the Nomination Committee, with Noora Forstén, Heppu Pentti and Kristina Pentti-von Walzel serving as members. Berndt Brunow was elected to serve as the Chairman of the HR Committee, with Noora Forstén and Heppu Pentti serving as members.

Resolutions of the Extraordinary General Meeting

On 12 September 2017, the Extraordinary General Meetings of Lemminkäinen and YIT resolved on the combination of the companies in accordance with the merger plan of 19 June 2017. The combination is implemented as a statutory absorption merger whereby Lemminkäinen’s shareholders receive YIT shares as merger consideration. Lemminkäinen’s shareholders receive as merger consideration 3.6146 new shares in YIT for each share in Lemminkäinen owned by them, corresponding to an ownership in the combined company post-completion of 60% for YIT shareholders and 40% for Lemminkäinen shareholders.

19/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Legal proceedings

Damages related to the asphalt cartel

On 6 September 2017, the Supreme Court announced that it had granted leave to appeal to Lemminkäinen and the city of Vantaa regarding the legal proceedings concerning the damages related to the asphalt cartel. Concerning Lemminkäinen, there were 13 pending requests for leave to appeal submitted by Lemminkäinen as well as 19 requests for leave to appeal submitted by municipalities in the Supreme Court concerning the Helsinki Court of Appeal’s decisions on 20 October 2016 regarding damages related to the asphalt cartel.

Lemminkäinen was granted leave to appeal in the cases concerning the cities of Mikkeli and Rovaniemi. The leave to appeal concerns the question whether the liability for compensation of Lemminkäinen has decreased due to the fact that the other parties’ liability was time barred. The other applications for leave to appeal by Lemminkäinen will await the decisions to be rendered in the cases where leave to appeal was granted.

The leave to appeal granted to the city of Vantaa concerns the question whether Skanska Asfaltti Oy, NCC Industry Oy and Asfaltmix Oy were liable for damages caused by the cartel to the city based on the fact that the companies had acquired businesses from companies involved in the cartel. The question whether leave to appeal will be granted to Lemminkäinen and to the city of Vantaa, concerning other than the above mentioned issues, will be resolved in connection with the appeal.

According to the Supreme Court’s decisions on 6 September 2017, the applications for leave to appeal of 16 cities or municipalities concerning Lemminkäinen were dismissed entirely. The application for leave to appeal by the city of Espoo will await the decisions to be rendered in the cases where leave to appeal was granted.

On 20 October 2016, the Court of Appeal of Helsinki gave its decisions in the legal proceedings concerning the damages related to the asphalt cartel. Regarding the 37 claims against Lemminkäinen, Lemminkäinen and other asphalt industry companies are entitled to receive reimbursements in total approximately EUR 20 million (consisting of capital amount of approximately EUR 14 million less as well as interest and legal expenses of approximately EUR 6 million less than according to the decisions of the District Court).

Of these reimbursements, Lemminkäinen is entitled to receive refunds (based on Lemminkäinen’s own share and those shares of other defendants that Lemminkäinen has paid) in total approximately EUR 19 million consisting of capital as well as interest and legal expenses. Lemminkäinen recorded the reimbursement as income in its fourth-quarter result in 2016.

Lemminkäinen has as such deemed the claims for damages unfounded. After Helsinki Court of Appeal’s decisions, Lemminkäinen has settled with 17 municipalities and the State of Finland. The parties agreed not to request leave to appeal from the Supreme Court or to withdraw their leave to appeal concerning the Helsinki Court of Appeal’s decisions.

In addition, Lemminkäinen has been served summons regarding 21 claims against Lemminkäinen and other asphalt companies for damages. The capital amount of these claims is approximately EUR 26 million. For these claims, Lemminkäinen has made a provision worth approximately EUR 3.1 million based on the Helsinki Court of Appeal’s decisions and the subsequent Supreme Court’s decisions regarding the applications for leave to appeal.

Quotas related to the use of recycled asphalt

On 11 April 2017, the Helsinki Court of Appeal gave its decision concerning environmental infraction charges.

The Court of Appeal amended the District Court of Tuusula’s liberating decision from June 2015 regarding environmental infraction charges against Lemminkäinen and two of its employees. The decision is related to the quotas for the amount of recycled asphalt used in asphalt mass production, as defined in the environmental permits of the company’s Sammonmäki asphalt plant in Finland. The prosecutor demanded a confiscation of illegal profit of EUR 3.4 million and a corporate fine of at least EUR 120,000 from Lemminkäinen.

20/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

As the District Court, the Court of Appeal has viewed that the use of recycled asphalt in asphalt production does not spoil the environment. However, the defendants who were responsible for operating the Sammonmäki asphalt plant had neglected the compliance with the environmental permit as the asphalt plant had used more recycled asphalt than allowed in the environmental permit. Therefore, the two Lemminkäinen employees were sentenced to fines for breaching the environmental protection law.

In addition, Lemminkäinen was sentenced to a confiscation of illegal profit of EUR 3.4 million, which, according to the Court of Appeal, the company saved in its production costs by exceeding its recycled asphalt quotas. Lemminkäinen recorded the debt in its first quarter result. The claim related to the corporate fine was rejected.

Lemminkäinen has as such deemed the claim without foundation. Lemminkäinen and one of its employees have requested leave to appeal from the Supreme Court concerning Helsinki Court of Appeal’s decision.

Quality concerns related to ready-mixed concrete

In its construction business Lemminkäinen uses as a raw material, among other things, ready-mixed concrete. During the year 2016, especially in some infrastructure projects, suspicions have arisen that the ready-mixed concrete used in Finland would not entirely fulfill the predetermined quality requirements. As discussed in public in Finland, some quality problems have arisen for example during the construction of the concrete deck of the T3 building of Turku University Hospital, where Lemminkäinen is the project management contractor. It is claimed that the ready-mixed concrete would not fulfill the quality requirements, which even has led to the demolition of some structures.

The Hospital District of Southwest Finland, as client in the project for the construction of the concrete deck of the T3 building of Turku University Hospital, has presented claims for damages to Lemminkäinen relating to the quality of the ready-mixed concrete. The capital amount of these claims is currently approximately EUR 17 million.

According to Lemminkäinen, the responsible party for the quality of the concrete is the supplier. Consequently, Lemminkäinen has filed a claim to the District Court of Helsinki for compensation from the supplier, Rudus Oy, regarding the expenses relating to possible quality deviations. The capital amount of the claim is currently approximately EUR 20 million.

Lemminkäinen has not made any provisions for the claims.

Risks and uncertainties

Lemminkäinen Corporation and YIT Corporation merge on 1 February 2018. Therefore Lemminkäinen Corporation will not give any forward-looking statements.

Market outlook

Lemminkäinen Corporation and YIT Corporation merge on 1 February 2018. Therefore Lemminkäinen Corporation will not give any forward-looking statements.

Board of Directors’ proposal for the distribution of profit

The merger of Lemminkäinen Corporation into YIT Corporation is implemented on 1 February 2018, whereby Lemminkäinen merges into YIT and Lemminkäinen Corporation ceases to exist. Due to the merger, the Board of Directors proposes that no dividend is distributed for the financial year that ended on 31 December 2017.

21/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Profit guidance for 2018

Lemminkäinen Corporation and YIT Corporation merge on 1 February 2018. Therefore Lemminkäinen Corporation will not give any forward-looking statements.

Major events after the reporting period

Merger of Lemminkäinen and YIT

The Finnish Competition and Consumer Authority (the “FCCA”) approved the merger of Lemminkäinen and YIT on 26 January 2018. Already earlier, the competition authorities of Russia, Slovakia, Estonia and Lithuania had approved the merger and the merger did not require authority permits in other countries. The Boards of Directors of both companies approved the merger on 31 January 2018 and the merger of Lemminkäinen and YIT is completed on 1 February 2018.

Personnel negotiations in Sweden and Norway

During the fourth quarter of 2017, Lemminkäinen’s Paving segment started a programme to improve its competitiveness and profitability in Sweden and Norway. The company estimated that it needs to re-estimate its regional presence and seek ways to lighten its operating model in both countries. The personnel negotiations that began on 30 November 2017 have been concluded. As a result, Lemminkäinen will reduce 126 full-time equivalents from its operations in Sweden and Norway. When the negotiations were initiated, Lemminkäinen estimated that the personnel impact of the planned measures would be up to 170 full-time equivalent. Through these actions, Lemminkäinen aims to save approximately EUR 5 million in fixed costs annually. According to the company’s estimate, the set targets will be achieved to the full extent.

Redemption of Lemminkäinen’s EUR 35.2 million hybrid bond

On 31 January 2018, Lemminkäinen announced that it will redeem the outstanding share of the EUR 70 million hybrid bond (ISIN: FI4000086665). The outstanding nominal amount is EUR 35.2 million. The hybrid bond was issued on 11 March 2014. The redemption will be made on 30 March 2018 in accordance with the terms and conditions of the hybrid bond, and as a result thereof the payment will take place on 3 April 2018.

Helsinki, 1 February 2018

LEMMINKÄINEN CORPORATION
Board of Directors

22/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Tabulated section of the financial statements bulletin

Basis of preparation

This financial statements bulletin has been prepared in accordance with the requirements of IAS 34 - Interim Financial Reporting standard. This financial statements bulletin should be read in conjunction with the annual financial statements for the year ended 31 December 2016. The information contained in this financial statements bulletin has not been audited.

Management judgement and estimates

Estimates

The preparation of these financial statements required management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these financial statements, the significant judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty are described in the consolidated financial statements 31 December 2016 and in the following chapters.

Deferred tax assets

The company regularly assesses the recoverability of its deferred tax assets, and records the deferred tax asset from tax losses to the amount it considers, based on its profit forecasts, to be utilisable in the future. In the fourth quarter of 2017, the company wrote down the deferred tax assets in Norway and Sweden to the extent that the company has taxable temporary differences. The company regularly reassesses the recognition criteria for the off-balance sheet deferred tax assets.

Contingent costs related to the merger

There are costs related to the merger of Lemminkäinen Corporation into YIT Corporation, which are conditional upon completion of the merger. The management uses judgement when it assesses when the contingent costs of the merger are recognised in the income statement. The approval of the Finnish Competition and Consumer Authority is the most significant single factor, which has an impact on the timing of the entry.

Accounting policies

The same IFRS recognition and measurement principles have been applied in the preparation of these financial statements as in the 2016 consolidated financial statements, except for the changes mentioned below.

Operating segments

The company changed its reporting structure on 1 January 2017. As of the beginning of the year, the Paving segment’s operations in the Baltic countries were transferred to the Infra projects segment.

The reportable operating segments remained unchanged: Paving; Infra projects; Building construction, Finland; and Russian operations. The comparative figures have been changed only in the Paving and Infra projects operating segments. The Group parent company, and other operations and assets unallocated to the segments are reported as part of the Group’s other operations.

23/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

New standards, interpretations and annual improvements and amendments to IFRSs applied by the company in 2017

There are no IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs which became effective as of 1 January 2017.

Standards, interpretations, annual improvements and amendments to IFRSs applied by the company after 2017

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017, and have not been applied in preparing these financial statements.

IFRS 15 Revenue from Contracts with Customers

Nature of the change

The effective date of IFRS 15 Revenue from Contracts with Customers is a financial period beginning on or after 1 January 2018.  IFRS 15 specifies how and when to recognise revenue from contracts with customers.  The starting point of the standard is a contract with a customer, to which a five-step model should be applied.  A key factor in revenue recognition is the transfer of control.  Revenue is recognised either over time or at a point in time.  Once effective, the new standard will replace current IAS 18 and IAS 11 standards and related interpretations.

Estimated impacts

On the basis of the impact analysis, the analysis of the opening balance sheet as at 1 January 2017 and the contract analysis of significant new customer contracts prepared during the financial period, the application of IFRS 15 will not have a material impact either to the amount or the timing of revenue recognition. There are no adjustments to the comparative financials due to the application of IFRS 15.  The number of disclosures in the consolidated financial statements will increase.

 The company has identified certain contract elements which will be treated differently compared to the current accounting method. The number of performance obligations accounted for separately will increase mainly in the Building construction, Finland segment where a contract with a customer may cover the construction of several separate buildings and the maintenance service in life-cycle projects.  Dividing such contracts with customers in several performance obligations accounted for separately will not have a material impact either to the amount or the timing of revenue recognition at the transition date as the majority is already accounted for separately under the current accounting practice. In addition, the number of performance obligations increases if Lemminkäinen commits to warranty periods that are longer than what has been defined in legislation or in general terms and conditions.  In this case, the excess warranty period may be considered as a separate performance obligation and the transaction price allocated to it is recognised as revenue when the service is performed. Lemminkäinen has offered a small number of warranty periods exceeding the general terms and conditions which are low in value. Therefore, based on management’s materiality assessment, they have not been accounted for as separate performance obligations. According to Lemminkäinen’s current revenue recognition policies, the excess warranty period is not separated in revenue recognition.

Transaction prices are mainly variable in the contracts with customers of Lemminkäinen. According to IFRS 15, the transaction price expected to be received from the customer, including variable amounts such as penalties and bonus payments based on performance, is determined at the contract inception and re-estimated at the end of each reporting period. Some or all of the amount of the variable consideration estimated is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. Due to the application of IFRS 15, the revenue from the bonus payments included in the transaction price may be recognised somewhat earlier compared to the current accounting practice. According to current accounting practice, variable amounts are accounted for once they are reliably determined.

24/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

 The criteria in IFRS 15 for revenue recognition over time is fulfilled in majority of contracts with customers of Lemminkäinen. Therefore, as revenue from majority of contracts with customers is recognised over time under current accounting practice, there will be no significant changes to the timing of revenue recognition.   The revenue from residential development projects in the Building construction, Finland segment is recognised at a point in time when the control is transferred to the customer, which is in line with the current accounting practice.

Date of application and transition method

The company adopts the standard as of 1 January 2018 using a retrospective method and all available transition relief options. In accordance with the retrospective method, in the 2018 consolidated financial statements the company adjusts the disclosures for the comparative financial year to comply with IFRS 15.

Description of practical expedients:

-	The company does not adjust completed contracts that begun and ended during the financial year 2017.
-	Variable consideration for contracts that were completed by the end of the financial year 2017 were not adjusted for the comparative financial year.
-
The company does not disclose the amount of the transaction price allocated to unsatisfied performance obligations for the comparative financial year, that is as at 31 December 2017, nor does it provide a more detailed description of satisfying the obligations.

-	The company does not adjust contracts that are completed contracts at the beginning of the earliest period presented.
-
The company does not restate contract modifications made before the beginning of the transition period; instead, the company can take into account their aggregate effect when determining the transaction price, unsatisfied and satisfied performance obligations and the allocation of the transaction price to the performance obligations.

IFRS 9 Financial Instruments

Nature of the change

IFRS 9 Financial Instruments was issued in July 2014 and applies to an annual reporting period beginning on or after 1 January 2018. IFRS 9 Financial instruments standard concerns classification and measurement of financial assets and liabilities and their off-balance sheet recognition and also renews the rules concerning hedge accounting and introduces a new impairment model for financial assets.

Estimated impacts

The new impairment model for financial assets is based on expected credit losses, where customer’s credit risk is taken into account. This model causes that credit loss recognition will be made earlier. The financial assets of the company mainly consists  of trade receivables measured at amortised cost and customer contracts in accordance with IFRS 15. The company will use simplified approach and thus expected credit losses from trade receivables and customer contract assets in accordance with IFRS 15 will be recognised based on historical information with adjustment concerning expectations of the future. The company estimates that recognition of expected credit losses will have negative impact of EUR 1 million to equity of opening balance sheet at the date of initial application. The standard does not have any other significant impact on measurement of financial assets.

Additionally, the new standard introduces some disclosure requirements and changes in presentation.

Date of application and transition method

The company will adopt the standard as of 1 January 2018 using the expedients defined by the standard. The company will not restate prior periods. Application of the standard does not have an effect on published segment figures.

25/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

IFRS 16 Leases

Nature of the change

IFRS 16 Leases standard was issued in January 2016. The standard significantly changes lessee’s accounting, because the distinction between operating lease agreements and finance lease agreements is removed. Thus almost all lease agreements are recognised in balance sheet, except for low value leases and short-term lease agreements. According to the new standard, a right-of-use asset (right to use the leased asset) and financial liability concerning lease payments is recognised.

Estimated impacts

According to the current estimate, the adoption of the standard will increase the amount of property, plant and equipment as well as the amount of financial liabilities. The company also has land lease agreements related to construction business, which, according to the preliminary analysis, will be recognised to inventories and financial liabilities. Assets related to land lease agreements and financial liabilities are derecognised when the property under construction is sold. According to the preliminary analysis, the standard is not expected to have significant impact on profit for the accounting period or equity.

Date of application and transition method

The effective date of the standard is a period beginning on or after 1 January 2019. The company will not adopt the standard prior the effective date.

There are no other IFRSs, IFRIC interpretations, annual improvements or amendments to IFRSs that are not yet effective that would be expected to have a material impact on the company’s consolidated financial statements.

26/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Financial statements and notes

1) Consolidated income statement
2) Consolidated statement of comprehensive income
3) Consolidated statement of financial position
4) Consolidated cash flow statement
5) Consolidated statement of changes in equity
6) Seasonality of business
7) Consolidated income statement, quarterly
8) Segment information
9) Financial and share-specific indicators
10) Property, plant and equipment
11) Fair values of financial instruments
12) Related party transactions
13) Contingent assets and liabilities
14) Events after the accounting period

1) CONSOLIDATED INCOME STATEMENT

	10-12/	10-12/	1-12/	1-12/
EUR mill.	2017	2016	2017	2016
Net sales	515.1	477.3	1,847.2	1,682.7

Other operating income	2.4	36.6	8.3	43.6
Change in inventories of finished goods and work in progress	-1.6	-21.2	-14.9	-31.2
Production for own use	0.0	0.0	0.3	0.1
Use of materials and services	377.3	321.0	1,323.7	1,158.9
Employee benefit expenses	85.0	85.4	310.3	303.1
Depreciation and amortisation	8.0	9.4	31.5	34.3
Impairment	0.0	0.2	0.3	0.2
Other operating expenses	35.2	42.7	133.4	132.6
Share of the profit of associates and joint ventures	-0.3	1.0	0.1	1.5

Operating profit	10.1	35.0	41.8	67.6

Finance income	0.1	0.5	0.4	0.8
Finance costs	4.1	5.3	16.5	19.2

Profit before income taxes	6.1	30.2	25.7	49.2

Income taxes	-15.1	-7.3	-19.3	-11.2

Profit for the accounting period	-9.0	22.9	6.4	38.0

Profit for the accounting period attributable to
Equity holders of the parent company	-9.0	22.9	6.4	38.0
Non-controlling interests	0.0	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	-0.41	0.83	0.17	1.27

Diluted earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	-0.41	0.82	0.17	1.26

27/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

2) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	1-12/	1-12/
EUR mill.	2017	2016
Profit for the accounting period	6.4	38.0

Items that will not be reclassified to profit or loss
Pension obligations	-0.6	0.4

Items that may be reclassified subsequently to profit or loss
Translation difference	-2.8	7.3

Other comprehensive income, total	-3.4	7.7

Comprehensive income for the accounting period	3.0	45.7

Comprehensive income for the accounting period attributable to
Equity holders of the parent company	3.0	45.7
Non-controlling interests	0.0	0.0

3) CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EUR mill.	12/2017	12/2016
ASSETS

Non-current assets
Property, plant and equipment	126.2	136.6
Goodwill	52.9	53.9
Other intangible assets	6.3	10.0
Investments in associates and joint ventures	4.5	5.4
Available-for-sale financial assets	1.8	2.3
Deferred tax assets	7.1	30.7
Other non-current receivables	0.4	0.9
Total	199.3	239.6

28/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Current assets
Inventories	366.4	359.3
Trade and other receivables	302.2	235.7
Income tax receivables	1.0	2.0
Cash and cash equivalents	57.9	131.4
Total	727.5	728.4

Total assets	926.8	968.0

EQUITY AND LIABILITIES

Share capital	34.0	34.0
Share premium account	5.7	5.7
Invested unrestricted equity fund	91.5	91.4
Hybrid bonds	34.8	34.8
Translation differences	-21.4	-18.6
Retained earnings	168.3	148.2
Profit for the period	6.4	38.0
Equity attributable to shareholders of the parent company	319.3	333.7
Non-controlling interests	0.0	0.0
Total equity	319.3	333.7

Non-current liabilities
Interest-bearing liabilities	114.6	119.6
Deferred tax liabilities	9.0	12.3
Pension obligations	0.3
Provisions	15.4	20.4
Other liabilities	0.0	0.3
Total	139.4	152.5

Current liabilities
Interest-bearing liabilities	71.2	92.9
Provisions	12.8	12.1
Advance payments received	126.9	122.5
Trade and other payables	256.7	253.4
Income tax liabilities	0.6	0.8
Total	468.1	481.7

Total liabilities	607.5	634.3

Total equity and liabilities	926.8	968.0

29/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

4) CONSOLIDATED CASH FLOW STATEMENT

	1-12/	1-12/
EUR mill.	2017	2016
Profit before income taxes	25.7	49.2
Depreciation and impairment	31.8	34.5
Other adjustments	18.8	7.9
Cash flows before change in working capital	76.4	91.7
Change in working capital	-69.5	72.8
Financial items	-19.2	-29.6
Direct taxes paid	-1.3	-3.2
Cash flow from operating activities	-13.6	131.7
Cash flows provided by investing activities	6.9	13.9
Cash flows used in investing activities	-19.1	-11.6
Cash flow from investing activities	-12.2	2.3
Change in non-current receivables	0.0	0.1
Drawings of loans	170.1	174.5
Repayments of borrowings	-201.7	-225.0
Repayments of hybrid bond		-77.7
Dividends paid	-15.3	-2.8
Cash flow from financing activities	-46.9	-131.0
Change in cash and cash equivalents	-72.8	3.0
Cash and cash equivalents at the beginning of period	131.4	127.9
Translation difference of cash and cash equivalents	-0.7	0.4
Cash and cash equivalents at the end of period	57.9	131.4

5) CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

A = Share capital	F = Retained earnings
B = Share premium account	G = Parent company shareholders’ equity
C = Invested unrestricted equity fund	H = Non-controlling interest
D = Hybrid bonds	I = Total equity
E = Translation differences

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2016	34.0	5.7	91.4	111.6	-25.9	160.6	377.6	0.1	377.6

Profit for the accounting period						38.0	38.0	0.0	38.0
Items that will not be reclassified to profit or loss
Pension obligations						0.4	0.4		0.4
Items that may be reclassified subsequently to profit or loss
Translation differences					7.3		7.3		7.3
Comprehensive income, total					7.3	38.5	45.7	0.0	45.7

Change in non-controlling interest						0.0	0.0	0.0	0.0
Hybrid bonds’ interests and costs						-10.1	-10.1		-10.1
Dividend						-2.8	-2.8		-2.8
Expired undistributed dividends						0.1	0.1		0.1
Transactions with owners, total						-12.8	-12.8	0.0	-12.9

Hybrid bonds				-76.8			-76.8		-76.8

Equity 31.12.2016	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

30/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

EUR mill.	A	B	C	D	E	F	G	H	I
Equity 1.1.2017	34.0	5.7	91.4	34.8	-18.6	186.3	333.7	0.0	333.7

Profit for the accounting period						6.4	6.4	0.0	6.4
Items that will not be reclassified to profit or loss
Pension obligations						-0.6	-0.6		-0.6
Items that may be reclassified subsequently to profit or loss
Translation differences					-2.8		-2.8		-2.8
Comprehensive income, total					-2.8	5.8	3.0	0.0	3.0

Hybrid bonds’ interests						-2.5	-2.5		-2.5
Dividend						-15.3	-15.3		-15.3
Share-based incentives			0.0			0.4	0.4		0.4
Transactions with owners, total			0.0			-17.4	-17.4		-17.4

Equity 31.12.2017	34.0	5.7	91.5	34.8	-21.4	174.7	319.3	0.0	319.3

6) SEASONALITY OF BUSINESS

Seasonality of certain operations of the company affects the company’s profit and its timing. Weather conditions influence the lengths of the Paving segment’s paving and mineral aggregates businesses working seasons, which affects the company’s profit and its timing. The working seasons of these businesses and consequently their profits take place mostly in the second and third quarters. In addition, there may be some seasonality in the Infra projects segment’s foundation engineering business due to the timing of building construction projects.

Revenue from residential and non-residential development projects is recognised, for the sold proportion, on completion which causes seasonal fluctuations to the company’s profit. The company seeks to balance this fluctuation by launching new developed projects evenly throughout the year in which case the projects will be completed and revenue from them is recognised as evenly as possible throughout the year.

31/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

7) CONSOLIDATED INCOME STATEMENT, QUARTERLY

	10-12/	7-9/	4-6/	1-3/	10-12/
EUR mill.	2017	2017	2017	2017	2016
Net sales	515.1	625.8	466.0	240.3	477.3

Other operating income	2.4	1.3	2.4	2.3	36.6
Change in inventories of finished goods and work in progress	-1.6	-30.5	0.4	16.8	-21.2
Production for own use	0.0	0.0	0.1	0.1	0.0
Use of materials and services	377.3	419.5	325.9	200.9	321.0
Employee benefit expenses	85.0	86.0	82.2	57.1	85.4
Depreciation and amortisation	8.0	10.9	8.4	4.1	9.4
Impairment	0.0	0.1	0.2		0.2
Other operating expenses	35.2	32.5	36.2	29.6	42.7
Share of the profit of associates and joint ventures	-0.2	1.1	0.0	-0.7	1.0

Operating profit	10.1	48.7	15.9	-32.9	35.0

Finance income	0.1	0.1	0.1	0.1	0.5
Finance costs	4.0	3.8	4.2	4.4	5.3

Profit before income taxes	6.1	45.0	11.8	-37.1	30.2

Income taxes	-15.1	-8.7	-2.3	6.7	-7.3

Profit for the accounting period	-9.0	36.3	9.4	-30.4	22.9

Profit for the accounting period attributable to
Equity holders of the parent company	-9.0	36.3	9.4	-30.4	22.9
Non-controlling interests	0.0	0.0	0.0	0.0	0.0

Basic earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	-0.41	1.54	0.38	-1.34	0.83

Diluted earnings per share attributable to equity holders of the parent company, euros
From profit for the accounting period	-0.41	1.53	0.38	-1.34	0.82

32/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

8) SEGMENT INFORMATION

	10-12/	7-9/	4-6/	1-3/	10-12/	1-12/	1-12/
EUR mill.	2017	2017	2017	2017	2016	2017	2016
Net sales, Group	515.1	625.8	466.0	240.3	477.3	1,847.2	1,682.7
Paving	161.2	276.4	175.9	42.9	150.1	656.4	648.5
Infra projects	135.3	138.5	122.1	79.6	117.9	475.4	426.2
Building construction, Finland	197.5	188.0	155.8	113.8	196.0	655.1	581.2
Russian operations	29.7	31.9	21.5	9.8	15.2	93.0	54.5
Other operations	6.0	8.0	7.8	7.6	8.5	29.4	30.3
Group eliminations	-14.6	-16.9	-17.0	-13.5	-10.4	-62.1	-58.0

Depreciation and impairment, Group	8.1	10.9	8.6	4.1	9.6	31.8	34.5
Paving	5.2	8.2	5.4	1.7	5.2	20.6	20.5
Infra projects	1.4	1.7	1.6	1.6	1.7	6.3	7.0
Building construction, Finland	0.0	0.0	0.0	0.0	0.0	0.1	0.1
Russian operations	0.4	0.4	0.4	0.3	0.3	1.5	1.0
Other operations	1.1	0.5	1.2	0.6	2.4	3.4	5.9

Operating profit, Group	10.1	48.7	15.9	-32.9	35.0	41.8	67.6
Paving	-5.0	24.5	8.5	-24.7	-0.1	3.3	20.8
Infra projects	4.8	4.6	1.8	-3.6	4.9	7.5	12.5
Building construction, Finland	11.5	16.7	7.9	0.6	10.7	36.7	17.2
Russian operations	-1.0	1.3	0.0	-1.0	-4.4	-0.8	-3.8
Other operations	-0.2	1.5	-2.2	-4.1	23.9	-5.0	20.9

Operating margin, Group, %	2.0	7.8	3.4	-13.7	7.3	2.3	4.0
Paving	-3.1	8.9	4.8	-57.6	0.0	0.5	3.2
Infra projects	3.5	3.3	1.4	-4.5	4.2	1.6	2.9
Building construction, Finland	5.8	8.9	5.0	0.5	5.4	5.6	3.0
Russian operations	-3.4	4.2	-0.2	-10.5	-29.2	-0.8	-7.0

OPERATING CAPITAL
EUR mill.	12/2017	9/2017	6/2017	3/2017	12/2016
Paving	181.3	192.7	210.0	189.6	189.0
Infra projects	71.1	61.8	47.7	36.4	30.3
Building construction, Finland	217.8	191.0	204.9	214.7	215.8
Russian operations	44.9	42.7	35.6	33.8	23.7
Other operations	8.6	4.8	3.1	4.8	15.3
Total	523.7	493.0	501.3	479.2	474.1
Items unallocated to segments	-81.0	-88.5	-80.7	-86.3	-85.9
Group total	442.7	404.5	420.6	392.9	388.2

33/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

9) FINANCIAL AND SHARE-SPECIFIC INDICATORS

	12/2017	12/2016

Return on equity, rolling 12 months, %	2.0	10.7
Return on capital emplyed, rolling 12 months, %	8.1	11.3
Operating profit, % of net sales	2.3	4.0
Adjusted operating profit, % of net sales2)	2.5	2.7
Equity ratio, %	39.9	39.5
Gearing, %	40.0	24.3
Interest-bearing net liabilities, EUR mill.	127.9	81.1
Gross investments, EUR mill.	24.8	20.8
Order book, EUR mill.	1,305.6	1,265.2
- of which orders outside Finland, EUR mill.	253.8	289.9
Personnel at the end of period	4,632	4,244
Basic earnings per share, EUR	0.17	1.27
Diluted earnings per share, EUR	0.17	1.26
Equity per share, EUR	13.76	14.38
Dividend per share, EUR	0.003)	0,661)
Dividend per earnings, %		40.3
Market capitalisation at the end of the period, EUR mill.	530.7	473.3
Share price at the end of the period, EUR	22.87	20.40
Share trading (Nasdaq Helsinki), 1,000 shares	5,352	2,674
Number of issued shares, total	23,219,900	23,219,900
Number of treasury shares	15,000	16,687
Weighted average number of shares outstanding	23,204,535	23,203,213
Diluted weighted average number of shares outstanding	23,261,966	23,305,735

1) Dividend for the financial year ended 31 December 2016, resolved by Annual General Meeting 28 March 2017
2) Adjusted operating profit percentage formula: Adjusted operting profit / Net sales *100.
3) Due to the merger, the Board of Directors proposes that no dividend is distributed for the financial year that ended on 31 December 2017.

RECONCILIATION OF ADJUSTED OPERATING PROFIT
EUR mill.	10-12/2017	10-12/2016	1-12/2017	1-12/2016
Operating profit	10.1	35.0	41.8	67.6
Transaction costs related to planned merger	0.7		3.4
Costs, compensations and reimbursements related to court proceedings	0.1	-27.6	1.4	-27.4
Write-downs related to non-core businesses		4.9		4.9
Adjusted operating profit	10.8	12.3	46.6	45.1

34/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

10) PROPERTY, PLANT AND EQUIPMENT

EUR mill.	12/2017	12/2016

Cost in the beginning of accounting period	409.0	408.6
Translation difference	-6.8	5.6
Increases	24.0	21.6
Disposals	-29.5	-26.7
Transfers between items		-0.1
Accumulated depreciation at the end of period	-270.5	-272.4

Carrying amount at the end of accounting period	126.2	136.6

11) FAIR VALUES OF FINANCIAL INSTRUMENTS

A = Financial assets and liabilities recognised at fair value through profit and loss

B = Loans and receivables

C = Available-for-sale financial assets

D = Financial liabilities recognised at amortised cost

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
31.12.2017
Non-current financial assets
Available-for-sale financial assets			1.8		1.8	1.8
Other non-current receivables 1)		0.4			0.4	0.3
Current financial assets
Trade and other receivables		297.9			297.9	297.9
Derivative assets	1.3				1.3	1.3
Cash and cash equivalents		57.9			57.9	57.9

Financial assets total	1.3	356.3	1.8		359.4	359.3

Non-current financial liabilities
Interest-bearing liabilities				114.6	114.6	124.3
Other non-current liabilities				0.0	0.0	0.0
Current financial liabilities
Interest-bearing liabilities				71.2	71.2	71.2
Trade payables and other financial liabilities 2)				239.4	239.4	239.4
Derivative liabilities	0.8				0.8	0.8

Financial liabilities total	0.8			425.3	426.0	435.7

35/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

					CARRYING	FAIR
EUR mill.	A	B	C	D	AMOUNT	VALUE
31.12.2016
Non-current financial assets
Available-for-sale financial assets			2.3		2.3	2.3
Other non-current receivables 1)		0.5			0.5	0.3
Current financial assets
Trade and other receivables		233.1			233.1	233.1
Derivative assets	0.8				0.8	0.8
Cash and cash equivalents		131.4			131.4	131.4

Financial assets total	0.8	365.0	2.3		368.0	367.9
Non-current financial liabilities
Interest-bearing liabilities				119.6	119.6	126.5
Other non-current liabilities				0.3	0.3	0.3
Current financial liabilities
Interest-bearing liabilities				92.9	92.9	92.9
Trade payables and other financial liabilities 2)				238.2	238.2	238.2
Derivative liabilities	1.4				1.4	1.4

Financial liabilities total	1.4			451.0	452.4	459.3

1) Other non-current receivables do not include assets related to pension obligations.
2) Trade payables and other financial liabilities do not include statutory obligations or prepayments received, as these are not classified as financial liabilities under IFRS.

For additional information on fair value measurement of financial instruments, see Lemminkäinen’s Annual report 2016, Note 21 to the consolidated financial statements.

A fair value hierarchy of financial assets and liabilities recognised at fair value

Financial instruments within Level 1 of the hierarchy are traded in active markets hence prices are obtained directly from the efficient markets.

Fair values of instruments within Level 2 are based on observable market inputs and generally accepted valuation methods.

Fair values within Level 3 are not based on observable market data but on quotations provided by brokers and market valuation reports.

EUR mill.	Level 2	Level 3	Total
31.12.2017
Available-for-sale financial assets
Equity instruments		1.8	1.8

Derivative instruments
Derivative assets	1.3		1.3
Derivative liabilities	0.8		0.8

36/39 | 1 February 2018

Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

EUR mill.	Level 2	Level 3	Total
31.12.2016
Available-for-sale financial assets
Equity instruments		2.3	2.3

Derivative instruments
Derivative assets	0.8		0.8
Derivative liabilities	1.4		1.4

Level 3 reconciliation statement
Financial assets recognised at fair value through other comprehensive income

EUR mill.
Opening balance 1.1.2017			2.3
Disposals			-0.1
Gains and losses recognised through profit or loss, total			-0.3
Fair values 31.12.2017			1.8

12) RELATED PARTY TRANSACTIONS

EUR mill.	12/2017	12/2016
Sales to associates and joint ventures	0.6	1.7

Purchases from associates and joint ventures	1.8	3.7

Trade receivables from associates and joint ventures	0.0	0.0
Loan receivables from associates and joint ventures	0.3	0.3
Total	0.3	0.3

Accounts payable to associates and joint ventures	0.0	0.2

Related party transactions with associates and joint ventures are mainly asphalt works and mineral aggregate deliveries. Transactions were made at a market price. The company’s related party transactions with key management personnel and Board of Directors have consisted of ordinary salaries and remuneration during years 2016 and 2017.

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Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

13) CONTINGENT ASSETS AND LIABILITIES

EUR mill.	12/2017	12/2016
Collaterals given by companies included in inventory1)	132.0	144.4

Pledged assets
On own behalf	3.7	3.6

Guarantees
On behalf of consortiums and real estate companies	0.4	0.6
On behalf of others2)	3.5	4.6
Total	3.8	5.2

Minimum lease payments of irrevocable lease contracts
One year or less	15.1	12.6
Over one year but no more than five years	31.6	25.4
Over five years	4.7	6.6
Total	51.4	44.7

Purchase commitments3)
Property, plant and equipment	0.8	2.7
Building plots and real estates	41.3	37.4
Total	42.1	40.1

Derivative contracts

Forward foreign exchange contracts
Nominal value	86.6	58.5
Fair value	0.4	-0.5

Interest rate swap contracts
Nominal value	20.0	40.0
Fair value	-0.2	-0.7

Commodity derivatives
Nominal value	3.7	5.5
Fair value	0.3	0.5

1) Collaterals given by companies included in inventories are for collateral security for their debts.
2) The guarantees have been granted on behalf of the building construction business in Sweden (Rekab Entreprenad AB) which was divested on 1 September 2015. The acquiring parties have set a counter-commitment for part of these guarantees.
3) The amounts of presented commitments are minimum commitments based on the contract. Purchase commitments of property, plant and equipment are machinery investments of Paving and Infra projects segments. Purchase commitments of building plots and real estates are related to business of Building Construction, Finland. Purchase commitments of building plots and real estates might contain contracts with terms for i.a. about enforcement of zoning.  Comparison period figures are adjusted.

The fair value of derivative instruments is the gain or loss arising from the settlement of the contract at the market price prevailing on the reporting date.

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Lemminkäinen Financial statements bulletin 1 January – 31 December 2017

Information related to asphalt cartel legal proceedings and ready-mixed concrete quality concerns can be found in this Financial statements bulletin under Legal proceedings.

In addition to the above, the company has other individual legal proceedings related to business operations, the outcome of which is uncertain. The company estimates that these legal proceedings will not have a material impact on the company’s financial position.

14) EVENTS AFTER THE ACCOUNTING PERIOD

Information related to merger of Lemminkäinen Corporation and YIT Corporation and redemption of outstanding share of Lemminkäinen’s hybrid bond can be found in this financial statements bulletin under Major events after the reporting period.

Notice to Shareholders in the United States

The YIT shares issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.

YIT is a Finnish company and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for U.S. shareholders to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders may not be able to sue YIT or its officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT to subject itself to the jurisdiction or judgment of a U.S. court.

U.S. shareholders should be aware that YIT may have purchased Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger.

39/39 | 1 February 2018